

EXHIBIT 99.1

Cleco Corporation

2030 Donahue Ferry Road

PO Box 5000

Pineville, LA 71361-5000

Tel 318-484-7400

www.cleco.com

News Release

Investor Contacts:

Cleco Corporation:	Analyst Inquiries:	Media Contact:
Keith Crump	Dresner Corporate Services	Cleco Corporation
(318) 484-7719	Kristine Walczak	Michael Burns
Ryan Gunter	(312) 780-7205	(318) 484-7663
(318) 484-7724		

Shareholder Services:

Rodney Hamilton

(318) 484-7593

For immediate release

Cleco Corp. Posts Second-Quarter Net Income of $22.8 Million
Maintains earnings target for 2006

PINEVILLE, La., Aug. 3, 2006 – Cleco Corp. (NYSE: CNL) today reported second-quarter net income of $22.8 million, up from the $20.2 million recorded in the second quarter of 2005.

Earnings were $0.44 per diluted share for the second quarter, $0.04 per share higher than the $0.40 per diluted share reported in the second quarter of 2005.

One of the primary reasons for the increase was the impact from the recognition of the remaining $12.2 million that was available to be drawn on a $15.0 million letter of credit from Calpine Corp., partly offset by the absence of tolling agreement payments from Calpine Energy Services L.P. (CES). CES and Calpine filed for bankruptcy in December 2005. Another positive factor in the second-quarter performance is lower corporate net interest expense.

For the six months ended June 30, 2006, net income was $34.5 million, up $5.3 million from what was reported in the same period of 2005.

For the first half of 2006, Cleco earned $0.68 per share, $0.10 per share higher than the $0.58 per share recorded in the first two quarters of 2005. Higher earnings at Cleco Power and lower corporate net interest expense helped offset lower earnings at Midstream.

"Cleco has enjoyed a successful first half of 2006 with construction now under way on our new $1 billion solid-fuel unit at Rodemacher Power Station," Cleco President and CEO Michael Madison said. "However, we still have a lot of work ahead to meet our goals.

"We have to ensure our utility continues to produce stable financial results while keeping a sharp focus on managing the construction of the 600-megawatt unit. As for our unregulated generation business, we are continuing efforts to resolve the Calpine bankruptcy-related issues involving the Acadia plant," Madison said.

Consolidated Diluted Earnings Per Share Allocated to Subsidiaries

	Diluted EPS Three Months Ended June 30,	
Subsidiary	**2006**	2005
Cleco Power LLC	**$ 0.33**	$ 0.34
Cleco Midstream Resources LLC	**0.09**	0.07
Corporate and Other[1]	**0.02**	(0.01)
Earnings applicable to common stock	**$ 0.44**	$ 0.40

	Diluted EPS Six Months Ended June 30,	
Subsidiary	**2006**	2005
Cleco Power LLC	**$ 0.61**	$ 0.50
Cleco Midstream Resources LLC	**0.03**	0.13
Corporate and Other[1]	**0.04**	(0.04)
Earnings from continuing operations	**$ 0.68**	$ 0.59
Cleco Energy LLC discontinued operations	**--**	$ (0.01)
Earnings applicable to common stock	**$ 0.68**	$ 0.58

Major Reconciling Items for Second-Quarter EPS 2006 vs. 2005:

$ 0.40	**2005 Second-Quarter Diluted EPS**
0.11	Higher Cleco Power nonfuel revenue
(0.15)	Higher Cleco Power nonfuel expenses
0.03	Lower Cleco Power income taxes
0.03	Higher contribution from Acadia project
(0.04)	Lower contribution from Evangeline plant
0.01	Lower Midstream administrative expenses
0.02	Higher contribution from Perryville transmission subsidiary
0.03	Lower corporate expenses
$ 0.44	**2006 Second-Quarter Diluted EPS**

---

[1] Includes dividends on preferred stock

Cleco Power LLC

Cleco Power recorded second-quarter results of $0.33 per diluted share, $0.01 per share lower than what it earned in the same period of 2005.

Nonfuel revenue increased $0.11 per share in the quarter-to-quarter comparison with 2005.

Higher retail and wholesale kilowatt-hour sales contributed $0.06 per share to the increase. Included in that increase was $0.02 per share tied to a fixed-price contract with a municipality that began in January, partially offset by a $0.01 per share drop in sales to two other municipal customers.

Second quarter 2006 retail and wholesale kilowatt-hour sales were up nearly 6 percent over the same period a year ago, largely due to warmer weather. Cooling degree-days were 20 percent higher than normal and 11 percent higher than in the second quarter of 2005.

(Million kWh)	For the three months ended June 30,		
	2006	**2005**	**Change**
Electric Sales			
Residential	820	751	9.19 %
Commercial	471	437	7.78 %
Industrial	725	705	2.84 %
Other retail	147	143	2.80 %
Unbilled	223	224	(0.45)%
Total retail	2,386	2,260	5.58 %
Sales for resale	284	264	7.58 %
Total retail and wholesale customer sales	**2,670**	**2,524**	**5.78 %**

Another $0.05 per share of the increase was due to the collection of a storm surcharge, which started in May 2006. The Louisiana Public Service Commission approved an interim plan in February 2006 authorizing Cleco Power to begin collecting approximately $161 million in storm restoration costs from hurricanes Katrina and Rita. The LPSC will determine the final amount to be collected after it evaluates and verifies costs during a second phase that should conclude by early 2007.

Cleco Power nonfuel expenses were $0.15 per share higher than in the second quarter of 2005.

Operations and maintenance expenses were up $0.07 per share. Of that amount, $0.05 per share was associated primarily with higher professional fees and employee benefits and another $0.04 per share was due to storm amortization expenses. Partially offsetting the increases was a $0.02 per share reduction due to the absence of a major inspection at Rodemacher Power Station in the second quarter of 2006.

Other expenses were $0.07 per share higher primarily due to $0.04 per share of increased interest expense and the absence of $0.03 per share of proceeds from the 2005 sale of distribution assets.

Nonrecoverable fuel expenses were $0.01 per share higher compared to the same period of 2005 mainly due to the $0.03 per share impact of the fixed-price municipal contract that went into effect in January, partly offset by a $0.02 per share reduction of capacity costs.

Finally, income tax expense was down $0.03 per share compared to the same period of 2005 due to the positive resolution of federal and state tax audits.

Cleco Midstream Resources LLC

Cleco Midstream's results of operations increased by $0.02 per share compared to the second quarter of 2005.

Acadia's contribution was $0.03 per share higher in the quarter-to-quarter comparison. A primary factor in Acadia's performance was the $0.15 per share effect from the recognition of the remaining $12.2 million of a $15.0 million letter of credit from Calpine. A previous $2.8 million draw on the letter of credit was made in February 2006 and recorded in the first quarter. The $12.2 million draw on the remaining balance of the letter of credit was made Aug. 2 and recorded in second-quarter results.

Partly offsetting the impact of the letter of credit draw was $0.12 per share of lower results from operations at Acadia when compared to the second quarter of 2005. Second quarter 2006 operating results included proceeds from an insurance claim and revenue from energy sales through a new energy-management contract with a third-party marketer. By comparison, the higher second quarter 2005 results from operations included revenue from the CES tolling agreements.

Evangeline was down $0.04 per share from the second quarter of 2005 largely due to increased turbine maintenance expense caused by higher plant run times and an adjustment of 2003 state income taxes.

Perryville contributed $0.02 per share to earnings primarily due to insurance proceeds from a 2005 transformer failure. Cleco sold the Perryville power plant to Entergy in 2005 but retained ownership of Perryville's transmission assets. Also affecting Midstream's results was a $0.01 per share reduction in administrative expenses.

Other

Corporate net interest expense was $0.03 per share lower than in the second quarter of 2005 primarily due to the June 2005 repayment of $100 million of senior notes at maturity.

Major Reconciling Items for Six Months ended June 30 EPS 2006 vs. 2005:

$ 0.58	**2005 Six Months ended June 30 Diluted EPS**
0.15	Higher Cleco Power nonfuel revenue
(0.09)	Higher Cleco Power nonfuel expenses
0.05	Lower income taxes
(0.08)	Lower contribution from Acadia project
(0.02)	Lower contribution from other Midstream operations
0.08	Lower corporate expenses
0.01	Absence of Cleco Energy discontinued operations
$ 0.68	**2006 Six Months ended June 30 Diluted EPS**

Cleco Power LLC

For the first six months of 2006, Cleco Power earnings were up $0.11 per share compared to the same period of 2005.

Nonfuel revenue was up $0.15 per share versus the first six months of 2005.

Sales to residential and commercial customers were $0.03 per share higher than in the first half of 2005. Kilowatt-hour sales were up more than 5 percent compared to the first half of 2005 largely due to warm weather. Cooling degree-days were 22 percent higher than normal and 12 percent higher than the first six months of 2005.

(Million kWh)	For the six months ended June 30,		
	2006	**2005**	**Change**
Electric Sales			
Residential	1,570	1,541	1.88%
Commercial	878	843	4.15%
Industrial	1,417	1,386	2.24%
Other retail	279	279	-- %
Unbilled	141	131	7.63%
Total retail	4,285	4,180	2.51%
Sales for resale	519	385	34.81%
Total retail and wholesale customer sales	**4,804**	**4,565**	**5.24%**

Factors adding to revenue in the year-to-date comparison included $0.05 per share due to the recovery of storm restoration costs from customers and $0.03 per share in higher customer fees and miscellaneous revenue.

A $0.04 per share increase in revenue from the fixed-price municipal contract was balanced out by a $0.04 per share loss on energy-hedging positions tied to the same contract.

The reversal of customer refund accruals for the years 2002-2006 added $0.07 per share to utility results compared to a year ago. It was partially offset by $0.03 per share from the absence of a 2005 fuel surcharge adjustment, as well as the impact of other fuel surcharge adjustments.

Cleco Power's nonfuel expenses increased $0.09 per share in the first half of 2006 compared to the same period a year ago.

Operations and maintenance expenses were $0.03 per share lower in the year-to-date comparison. The primary drivers of the reduced O&M expenses were $0.08 per share attributable to the establishment of a regulatory asset -- consisting of previously recorded storm expenses -- as a result of the LPSC's interim approval of storm cost recovery, and $0.02 per share tied to the absence of a major inspection at the Rodemacher plant. Offsetting factors included a $0.04 per share increase in storm amortization costs and $0.03 per share rise in professional fees and other miscellaneous expenses.

Nonrecoverable fuel expenses increased $0.03 per share compared to the same period of 2005 largely due to $0.05 per share associated with the fixed-price municipal contract, partly offset by $0.02 per share of lower capacity costs.

Other expenses rose $0.09 per share compared to the first half of 2005. Of that increase, $0.02 per share was due to higher net interest expense, $0.03 per share was due to the absence of proceeds from the 2005 sale of distribution assets, and $0.04 per share was due to depreciation, other taxes and miscellaneous expenses.

Finally, income tax expense was down $0.05 per share compared to the first half of 2005 stemming from the positive resolution of federal and state tax audits.

Cleco Midstream Resources LLC

Cleco Midstream's results of operations were down $0.10 per share compared to the first half of 2005.

One of the main drivers of Midstream's results was an $0.08 per share decrease in contributions from Acadia compared to the first six months of 2005.

The primary factors affecting Acadia included $0.26 in lower results from operations at Acadia compared to the same period of 2005, partially offset by $0.18 per share from the draw of the $15.0 million letter of credit from Calpine. Operating results during the first half of 2006 included revenue from energy sales through an energy-management contract with a third-party marketer and proceeds from insurance claims, while higher 2005 results for the same period included revenue under the tolling agreements with CES. Higher interest expense also lowered the subsidiary's earnings for the first six months of 2006 compared to the same 2005 period.

Evangeline's contribution to earnings was $0.06 per share lower compared to same period of 2005. Reasons for the drop in results included increased turbine maintenance expense caused by higher plant run times as well as an adjustment of 2003 state income taxes.

Partially offsetting the lower results was Perryville's $0.02 per share that included proceeds of an insurance claim. In addition, Midstream's administrative expenses were down $0.02 per share compared to the same period of 2005.

Other

Earnings contributions from Corporate and other were up $0.08 per share in the first half of 2006 primarily due to lower interest expense from the June 2005 repayment of $100 million of senior notes at maturity. Also affecting results was the absence of a $0.01 per share loss from Cleco Energy discontinued operations recorded in 2005.

Rodemacher Unit 3

"Although it's still in the early stages of construction, we are confident in our ability to successfully manage what is the largest project in our company's history," Madison said. "As I've said before, our intent is to finance this project in a balanced fashion that protects our credit rating. We began collecting from customers an amount equivalent to 75 percent of our carrying costs of capital during construction, which should help us achieve that overall goal.

"Along with that revenue, we intend to fund construction through the use of cash on hand, funds available under our credit facilities, and issuance of long-term debt and equity," Madison said.

Rate Stabilization Plan

"Another major step for us was the LPSC's July 12 approval of an extension of our rate stabilization plan from Oct. 1, 2006, through the start of commercial operations of the Rodemacher unit. Commissioners approved an effective maximum allowed regulated return on equity of 11.65 percent. Our customers and our shareholders now have a measure of certainty about our rate structure. We anticipate filing a rate case about a year before completion of the Rodemacher project," Madison said.

Financing Activity

In early June, Cleco Corp. and Cleco Power extended their existing credit facilities for another year to 2011. In addition, Cleco Power expanded its credit line from $125 million to a total of $275 million. The company now has a maximum capacity of $425 million in credit facilities.

"The revised credit facilities give us additional liquidity as we move forward with construction of the new Rodemacher unit," Madison said.

Evangeline Credit Rating

On June 12, Moody's completed its review of Evangeline's senior secured bonds and upgraded the rating to Ba2 from B1. Moody's decision was prompted by its review for upgrade of The Williams Companies Inc., which was announced April 5. A Williams subsidiary is the counterparty to the tolling agreement for the output of the 775-megawatt Evangeline plant.

Earnings Targets

"Results for the first half of the year were in line with our expectations; therefore we are maintaining our earnings guidance of $1.25 to $1.35 per share for 2006," Madison said. The target range assumes normal weather patterns, continuation of the current rate plan through September, the start of the recently approved rate stabilization plan in October, and the continued performance of the Evangeline tolling agreement. The earnings guidance also includes management's assumptions about Acadia's ability to sell power and capacity into the merchant power market. In addition, the target range assumes $200 million of expenditures for the Rodemacher project this year.

Cleco management will discuss the company's 2006 second-quarter results during a conference call scheduled for 11 a.m. EDT (10 a.m. CDT) Friday, Aug. 4, 2006. The call will be broadcast live on the Internet, and replays will be available for 12 months. Investors may access the webcast through the company's Web site at www.cleco.com by selecting "For Investors" and then "2nd Quarter 2006 Earnings Conference Call."

Cleco's businesses referred to in this news release are:

> *Cleco Power LLC*
> *Cleco Midstream Resources LLC*
> *Perryville Energy Partners, L.L.C.; Perryville Energy Holdings LLC*
> *Acadia Power Holdings LLC*
> *Other (Cleco Corporation; Cleco Support Group LLC, Cleco Innovations LLC; CLE Resources, Inc.)*

Cleco Corp. is a regional energy provider headquartered in Pineville, La. It operates a regulated electric utility that serves 267,000 customers across Louisiana. Cleco also operates a wholesale energy business that has approximately 1,350 megawatts of capacity. For more information about Cleco, visit www.cleco.com.

Financial tables follow:

CLECO CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(UNAUDITED)

(THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	FOR THE THREE MONTHS ENDED JUNE 30,	
	2006	2005
Operating revenue		
Electric operations	$ **241,286**	$ 183,881
Other operations	**7,929**	8,102
Affiliate revenue	**1,737**	2,378
Gross operating revenue	**250,952**	194,361
Electric customer credits	**-**	(253)
Operating revenue, net	**250,952**	194,108
Operating expenses		
Fuel used for electric generation	**57,990**	13,725
Power purchased for utility customers	**98,703**	92,501
Other operations	**24,399**	21,118
Maintenance	**14,221**	13,653
Depreciation	**15,714**	15,105
Taxes other than income taxes	**10,577**	9,281
Gain on sales of assets	**(68)**	(2,201)
Total operating expenses	**221,536**	163,182
Operating income	**29,416**	30,926
Interest income	**1,943**	884
Allowance for other funds used during construction	**1,372**	831
Equity income from investees	**15,233**	11,044
Other income	**119**	441
Other expense	**(385)**	(228)
Interest charges		
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest	**11,403**	10,930
Allowance for borrowed funds used during construction	**(493)**	(278)
Total interest charges	**10,910**	10,652
Income from continuing operations before income taxes	**36,788**	33,246
Federal and state income tax expense	**13,459**	12,547
Income from continuing operations	**23,329**	20,699
Discontinued operations		
Loss from discontinued operations, net of tax	**(103)**	(72)
Net income	**23,226**	20,627
Preferred dividends requirements, net	**427**	448
Net income applicable to common stock	$ **22,799**	$ 20,179
Average shares of common stock outstanding		
Basic	**50,053,685**	49,507,159
Diluted	**52,297,838**	51,628,677
Basic earnings per share		
From continuing operations	$ **0.45**	$ 0.40
Net income applicable to common stock	$ **0.45**	$ 0.40
Diluted earnings per share		
From continuing operations	$ **0.44**	$ 0.40
Net income applicable to common stock	$ **0.44**	$ 0.40
Cash dividends paid per share of common stock	$ **0.225**	$ 0.225

CLECO CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(UNAUDITED)

(THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	FOR THE SIX MONTHS ENDED JUNE 30,	
	2006	2005
Operating revenue		
Electric operations	$ 452,275	$ 346,712
Other operations	14,525	15,252
Affiliate revenue	3,188	4,731
Gross operating revenue	469,988	366,695
Electric customer credits	4,382	(471)
Operating revenue, net	474,370	366,224
Operating expenses		
Fuel used for electric generation	106,353	62,473
Power purchased for utility customers	199,486	143,015
Other operations	41,108	43,494
Maintenance	20,153	23,124
Depreciation	31,358	29,876
Taxes other than income taxes	20,589	19,708
Gain on sales of assets	(68)	(2,206)
Total operating expenses	418,979	319,484
Operating income	55,391	46,740
Interest income	4,435	1,851
Allowance for other funds used during construction	2,041	1,779
Equity income from investees	15,606	20,873
Other income	227	819
Other expense	(713)	(791)
Interest charges		
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest	22,579	23,049
Allowance for borrowed funds used during construction	(719)	(594)
Total interest charges	21,860	22,455
Income from continuing operations before income taxes	55,127	48,816
Federal and state income tax expense	19,573	18,543
Income from continuing operations	35,554	30,273
Discontinued operations		
Loss from discontinued operations, net of tax	(190)	(205)
Net income	35,364	30,068
Preferred dividends requirements, net	886	923
Net income applicable to common stock	$ 34,478	$ 29,145
Average shares of common stock outstanding		
Basic	49,956,429	49,396,105
Diluted	52,095,625	51,558,920
Basic earnings per share		
From continuing operations	$ 0.68	$ 0.59
From discontinued operations	$ -	$ (0.01)
Net income applicable to common stock	$ 0.68	$ 0.58
Diluted earnings per share		
From continuing operations	$ 0.68	$ 0.59
From discontinued operations	$ -	$ (0.01)
Net income applicable to common stock	$ 0.68	$ 0.58
Cash dividends paid per share of common stock	$ 0.450	$ 0.450

CLECO CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Thousands)
(UNAUDITED)

	At June 30, 2006	At Dec. 31, 2005
Assets		
Current assets		
Cash and cash equivalents	$ 81,962	$ 219,153
Account receivable, net	83,544	89,750
Other current assets	210,439	125,565
Total current assets	375,945	434,468
Property, plant and equipment, net	1,164,513	1,188,703
Equity investment in investees	336,179	317,762
Prepayments, deferred charges and other	318,453	208,555
Total assets	$ 2,195,090	$ 2,149,488
Liabilities		
Current liabilities		
Long-term debt due within one year	$ 55,000	$ 40,000
Accounts payable	113,353	144,460
Other current liabilities	177,844	109,644
Total current liabilities	346,197	294,104
Deferred credits and other liabilities	537,651	539,478
Long-term debt, net	584,521	609,643
Total liabilities	1,468,369	1,443,225
Shareholders' equity		
Preferred stock	20,139	20,034
Common shareholders' equity	710,731	690,359
Accumulated other comprehensive loss	(4,149)	(4,130)
Total shareholders' equity	726,721	706,263
Total liabilities and shareholders' equity	$ 2,195,090	$ 2,149,488

Please note: In addition to historical financial information, this news release contains forward-looking statements about future results and circumstances, including, without limitation, regarding the Rodemacher Unit 3 project and earnings guidance. There are many risks and uncertainties with respect to such forward-looking statements, including the weather and other natural phenomena, state and federal legislative and regulatory initiatives, the timing and extent of changes in commodity prices and interest rates, the operating performance of Cleco Power's and Cleco Midstream's facilities, the financial condition of the company's tolling agreement counterparties, the performance of the tolling agreements by such counterparties, the resolution of claims arising from the Calpine bankruptcy, construction and operational startup of the new unit at Rodemacher Power Station, extension of Cleco Power's current rate plan, and the other risks and uncertainties more fully described in the company's latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Actual results may differ materially from those indicated in such forward-looking statements.

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